Exhibit 99.1

            NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES 51 PERCENT INCREASE IN PROVED PLUS PROBABLE
RESERVES AT LINDBERGH

(Calgary, July 15, 2013) - Pengrowth Energy Corporation today announced that, in conjunction with the July 12, 2013 Alberta Environment Protection and Enhancement Act (EPEA) approval of the first commercial phase of the Lindbergh thermal bitumen project (Lindbergh), GLJ Petroleum Consultants Ltd. (GLJ) has provided an update of bitumen reserves and contingent resources for Lindbergh. The July 15, 2013 update, effective July 31, 2013, results in the reclassification of 69.2 million barrels (MMbbl) of probable reserves to the proved (1P) category and an increase of 48.1 MMbbl in proved plus probable (2P) reserves, based upon receipt of regulatory approvals, continued delineation drilling and new 3D seismic data.

GLJ attributed 82.0 MMbbl of 1P reserves and 142.9 MMbbl of 2P reserves to the Lindbergh project. The additional proved reserves at Lindbergh represent an increase of 541 percent from December 31, 2012, while 2P reserves increased by 51 percent.

In addition, GLJ has assigned best estimate contingent resources (2C) of 163.0 MMbbl to the Lindbergh property, as of July 31, 2013, a 25% reduction from December 31, 2012, reflecting reclassification of contingent resources to reserves.

Reserves and Resources Summary

The following tables summarize the December 31, 2012 and updated July 31, 2013 GLJ reserve and resource estimates for the Lindbergh property. The July 31, 2013 evaluation is based on GLJ’s July 1, 2013 price forecast.

	31-Dec-2012	31-Jul-2013	Change 1	% Change 1
Reserves (MMbbl)
Proved	12.8	82.0	69.2	541%
Proved Plus Probable	94.8	142.9	48.1	51%
Proved Plus Probable Plus Possible	154.9	196.0	41.1	27%
Contingent Resources (MMbbl)
Low Estimate	194.0	124.1	-69.9	-36%
Best Estimate	218.2	163.0	-55.2	-25%
High Estimate	327.7	275.6	-52.1	-16%
1. Change in contingent resources reflects conversions of contingent resources to reserves.

The increase in 2P reserves at Lindbergh represents 9.4% of Pengrowth’s total corporate 2P reserves reported at December 31, 2012 and 153% replacement of 2013 production based on the mid-point of our current production guidance.

Net Present Value Summary as at July 31, 2013

The following table summarizes GLJ's estimates of values for reserves and contingent resources at July 31, 2013. The value of the 2P reserves alone is estimated at $973 million (BTAX PV10) or $1.88 per share.

Before Income Tax Discounted at 10%/Year (BTAX PV10) ($millions)
Reserves
Proved	687
Proved Plus Probable	973
Proved Plus Probable Plus Possible	1,241
Contingent Resources
Low Estimate	307
Best Estimate	699
High Estimate	1,688

Status of 12,500 barrel per day (bbl/d) Lindbergh Phase I

Pengrowth has ordered all major equipment and over 60% of the minor equipment required. Process design is 90% complete and mechanical design is 40% complete. Vendor packages have been ordered and skid fabrication has commenced. Engineering and procurement work is on track and Pengrowth plans to commence civil construction activities this summer. Mechanical construction of the central processing facility and drilling of 23 additional well pairs to supplement the two well pairs currently producing at the Lindbergh pilot will commence in September 2013. The $590 million project remains on time and on budget, with first steam expected in the fourth quarter of 2014.

Next Expansion Phase

Subject to Board and regulatory approvals, Pengrowth plans to follow up with two subsequent phases of development at Lindbergh. Production from Phase 2 is expected to commence in early 2017, with a ramp-up to 30,000 bbl/d, to be followed by Phase 3, which is expected to increase total production to approximately 50,000 bbl/d by the end of 2018. Pengrowth plans to submit a formal Environmental Impact Assessment (EIA) application for the next expansion to 30,000 bbl/d in the first quarter of 2014.

Lindbergh Pilot Project Update

The Lindbergh pilot continues to exceed Pengrowth’s expectations, with May 2013 production reaching record levels following a two week planned maintenance outage in April. Cumulative production from the two well pairs was approximately 640,000 bbls at the end of June.

2013	Monthly Average Production (bbl/d)	Instantaneous steam oil ratio
April	1,200	1.7
May	2,500	1.3
June	2,300	1.4

Production at the two well pair pilot is expected to level out at approximately 2,000 bbl/d with an ISOR of 1.7.

Reserves Classification

Reserves and contingent resources included herein are stated on a company interest basis (working interest before deduction of royalties and including any company royalty interests) unless noted otherwise. All reserve information has been prepared in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”). Pengrowth’s Annual Information Form, dated February 28, 2013, which contains more detailed information relating to our reserves and resources, including a description of contingencies associated with the estimates of contingent resources, can be accessed on our website at www.pengrowth.com, and has been filed on SEDAR at www.sedar.com and as a Form 40-F on EDGAR at www.sec.gov/edgar.shtml.

Updated Independent Reserves Evaluation

The updated estimates of reserves and resources contained in this news release are based on an independent evaluation of reserves and contingent resources attributable to the Lindbergh project effective July 31, 2013 conducted by GLJ, using the July 1, 2013 GLJ price forecast and prepared in accordance with the definitions, standards and procedures contained in COGEH and NI 51-101.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include Swan Hills light oil, Cardium light oil and Lindbergh thermal bitumen projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 855-336-8814

Caution Regarding Forward Looking Information:

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995.  Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.  Forward-looking statements in this press release include, but are not limited to, Lindbergh pilot and commercial phase expectations; the status of the pilot project and commercial phases, including the ordering of major and minor equipment, process design, mechanical design, skid fabrication, engineering and procurement work, number of wells; expected production and steam oil ratios and timing of submission of an EIA application for the next expansion phase. Statements relating to reserves, resources and their net present values are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our acquisition, development and exploration activities.  Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Risk Factors" in our most recent Annual Information Form, under the heading "Business Risks" in our most recent year-end Management's Discussion and Analysis, and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Pilot Production Results and Steam Oil Ratios

This press release references pilot production results and steam oil ratios for the Lindbergh pilot project. These results are not necessarily reflective of long-term production results, production profiles, steam oil ratios or ultimate performance of these wells or the project.

Advisory Regarding Reserves, Resources and Production Information

All amounts are stated in Canadian dollars unless otherwise specified. All reserves, resources, reserve life index, and production information herein is based upon Pengrowth’s company interest working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead, before royalties and using GLJ’s July 1, 2013 forecast prices and costs in respect of the July 15, 2013 Lindbergh reserve and resource update and using GLJ’s January 1, 2013 forecast prices and costs in respect of the December 31, 2012 Lindbergh reserve and resource estimate. Numbers presented may not add due to rounding.

Caution Regarding Engineering Terms

The estimated values of future net revenue disclosed in this press release do not represent fair market value.

In addition, Pengrowth uses the following frequently-recurring industry terms in this press release: “bbls” refers to barrels, “Mbbls” refers to a thousand barrels, “MMbbls” refers to a million barrels, “Mboe” refers to a thousand barrels of oil equivalent, “MMboe” refers to a million barrels of oil equivalent, “Mcf” refers to thousand cubic feet, “MMcf” refers to million cubic feet, “Bcf” refers to billion cubic feet.

Contingent Resource Assessments

Contingent resources are those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent resources are further classified in accordance with the level of certainty associated with the estimates.  Contingent resources do not constitute, and should not be confused with, reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

Lindbergh contingent resources require further delineation drilling, regulatory applications and approvals and commitments to proceed before additional volumes can be converted to reserves.

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. These resource volumes are classified as a resource rather than a reserve because they are contingent upon further reservoir studies, delineation drilling and facility design, preparation of firm development plans, regulatory application approval and company approvals. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of seismic and well control. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well control.

A best estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a fifty percent confidence level.  A low estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a ninety percent confidence level.  A high estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a ten percent confidence level.

Note to US Readers

Current SEC reporting requirements permit oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs.  See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101.  These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.
We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States.  We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments).  We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves.  The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.

We include herein estimates of proved and proved plus probable reserves, as well as contingent resources.  The SEC permits, but does not require the inclusion of estimates of probable reserves in filings made with it by United States oil and gas companies.  The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies.